SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

180 LIFE SCIENCES CORP.

(Name of Issuer)

COMMON STOCK, PAR VALUE $ 0.0001 PER SHARE

(Title of Class of Securities)

68236V104

(CUSIP Number)

November 6, 2020

(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68236V104	13G	Page 2 of 11

1	Name of Reporting Persons Craig Bridgman
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Canadian citizen

Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power 22,650
	6	Shared Voting Power 1,731,423
	7	Sole Dispositive Power 22,650
	8	Shared Dispositive Power 1,731,423

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,753,543
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11	Percent of Class Represented by Amount in Row 9 7.4%
12	Type of Reporting Person (see instructions) IN

CUSIP No. 68236V104	13G	Page 3 of 11

1	Name of Reporting Persons Capri Mercantile Ltd.
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Barbados

Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power -0-
	6	Shared Voting Power 522,335
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 522,335

9	Aggregate Amount Beneficially Owned by Each Reporting Person 522,335
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11	Percent of Class Represented by Amount in Row 9 2.2%
12	Type of Reporting Person (see instructions) CO

CUSIP No. 68236V104	13G	Page 4 of 11

1	Name of Reporting Persons Hoja Inc.
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization The Bahamas

Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power -0-
	6	Shared Voting Power 673,513
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 673,513

9	Aggregate Amount Beneficially Owned by Each Reporting Person 673,513
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11	Percent of Class Represented by Amount in Row 9 2.8%
12	Type of Reporting Person (see instructions) CO

CUSIP No. 68236V104	13G	Page 5 of 11

1	Name of Reporting Persons Cambridge Capital Ltd.
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Barbados

Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power -0-
	6	Shared Voting Power 423,618
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 423,618

9	Aggregate Amount Beneficially Owned by Each Reporting Person 423,618
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11	Percent of Class Represented by Amount in Row 9 1.8%
12	Type of Reporting Person (see instructions) CO

CUSIP No. 68236V104	13G	Page 6 of 11

1	Name of Reporting Persons Biovation Sicences Ltd.
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Barbados_

Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power -0-
	6	Shared Voting Power 61,469
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 61,469

9	Aggregate Amount Beneficially Owned by Each Reporting Person 61,469
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11	Percent of Class Represented by Amount in Row 9 *%
12	Type of Reporting Person (see instructions) CORPORATION

* Less than 1%.

CUSIP No. 68236V104	13G	Page 7 of 11

1	Name of Reporting Persons Anamasam Inc.
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power -0-
	6	Shared Voting Power 50,488
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 50,488

9	Aggregate Amount Beneficially Owned by Each Reporting Person 50,488
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11	Percent of Class Represented by Amount in Row 9 *%
12	Type of Reporting Person (see instructions) CO

* Less than 1%.

CUSIP No. 68236V104	13G	Page 8 of 11

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Capri Mercantile Ltd., Hoja Inc., Cambridge Capital Ltd., Amamasam Inc., Biovation Sciences Ltd. and Mr. Craig Bridgman, each a “Reporting Person” and collectively, the “Reporting Persons”, in connection with the common stock, $0.0001 par value per share (“Common Stock”) of 180 Life Sciences Corp., a Delaware corporation (the “Issuer”).

Item 1(a)	Name of Issuer.

180 Life Sciences Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

830 Menlo Avenue, Suite 100 Menlo Park, CA 94025

Item 2(a)	Name of Person Filing.

Capri Mercantile Ltd., Hoja Inc., Cambridge Capital Ltd., Amamasam Inc., Biovation Sciences Ltd. and Mr. Craig Bridgman

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

Capri Mercantile Ltd. – The Grove, 21 Pine Road, St. Michael, Barbados, BB11113

Hoja Inc. – 303 Shirley Street, Nassau, The Bahamas

Cambridge Capital Ltd. – The Grove, 21 Pine Road, St. Michael, Barbados, BB11113

Amamasam Inc. – Clinch's House, Lord Street, Douglas, Isle of Man, IM99 1RZ

Biovation – The Grove, 21 Pine Road, St. Michael, Barbados, BB11113

Mr. Craig Bridgman – Dubai, UAE, 211281

Item 2(c)	Citizenship or Place of Organization.

Capri Mercantile Ltd. – Formed in Barbados

Hoja Inc. – Formed in The Bahamas

Cambridge Capital Ltd. – Formed in Barbados

Biovation Sciences Ltd. –Formed in Barbados

Amamasam Inc. – Formed in the Isle of Man

Mr. Craig Bridgman – Canadian citizen

Item 2(d)	Title of Class of Securities.

Common stock, $0.0001 par value per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

68236V104

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

CUSIP No. 68236V104	13G	Page 9 of 11

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4	Ownership.

(a)

Amount beneficially owned:

Capri Mercantile Ltd. – 522,335 shares of Common Stock.

Hoja Inc. – 673,513 shares of Common Stock.

Cambridge Capital Ltd. – 423,618 shares of Common Stock.

Biovation Sciences Ltd. – 61,469

Amamasam Inc. – 50,488 shares of Common Stock.

Mr. Craig Bridgman – 1,753,543 shares of Common Stock.

Mr. Bridgman may be deemed to beneficially own the shares of Common Stock held by Capri Mercantile Ltd. Mr. Bridgman is a director and shareholder of Capri Mercantile Ltd.

Mr. Bridgman may be deemed to beneficially own the shares of Common Stock held by Hoja Inc. Mr. Bridgman is a director and shareholder of Hoja Inc.

Mr. Bridgman may be deemed to beneficially own the shares of Common Stock held by Cambridge Capital Ltd. Mr. Bridgman is a director and shareholder of Cambridge Capital Ltd.

Mr. Bridgman may be deemed to beneficially own the shares of Common Stock held by Biovation Sciences Ltd. Mr. Bridgman is a director and shareholder of Biovation Sciences Ltd.

Mr. Bridgman may be deemed to beneficially own the shares of Common Stock held by Amamasam Inc. Mr. Bridgman is a director and shareholder of Anamasam Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Common Stock owned by another Reporting Person.

CUSIP No. 68236V104	13G	Page 10 of 11

(b)

Percent of class:

Capri Mercantile Ltd. – 2.2%

Hoja Inc. – 2.8%

Cambridge Capital Ltd. – 1.8%

Biovation Sciences Ltd. - *%

Amamasam Inc. – *%

Mr. Craig Bridgman – 7.4%

*Less than 1%.

Each percentage above is determined by dividing the number of shares which such Reporting Person beneficially owns as set forth in Item 4(a) above, by 23,756,063 shares of outstanding Common Stock of the Issuer as confirmed by the Issuer’s transfer agent on December 22, 2020.

(c)

Number of shares as to which such person has:

(i)     sole power to vote or to direct the vote: See Cover Pages Items 5-9.

(ii)    shared power to vote or to direct the vote: See Cover Pages Items 5-9.

(iii)   sole power to dispose or to direct the disposition of: See Cover Pages Items 5-9.

(iv)   shared power to dispose or to direct the disposition of: See Cover Pages Items 5-9.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Mr. Bridgman shares voting and dispositive power over the Common Stock beneficially owned by Capri Mercantile Ltd., Hoja Inc., Cambridge Capital Ltd., Amamasam Inc. and Biovation Sciences Ltd.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 68236V104	13G	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2020

Capri Mercantile Ltd.

By:	/s/ Craig Bridgman
Its:	Director
Printed Name: Craig Bridgman

Hoja Inc.

By:	/s/ Craig Bridgman
Its:	Director
Printed Name: Craig Bridgman

Cambridge Capital Ltd.

By:	/s/ Craig Bridgman
Its:	Director
Printed Name: Craig Bridgman

Amamasam Inc.

By:	/s/ Craig Bridgman
Its:	Director
Printed Name: Craig Bridgman

Biovation Sciences Ltd.

By:	/s/ Craig Bridgman
Its:	Director
Printed Name: Craig Bridgman

/s/ Craig Bridgman
Craig Bridgman